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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Deltek, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24784L105

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24785L105	13G	Page 2 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Investments II, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 25,201,341*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 25,201,341*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,341*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.6%
12	TYPE OF REPORTING PERSON* OO

*	These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,026,031 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 400,013 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,775,297 shares of common stock of the issuer.

CUSIP No. 24785L105	13G	Page 3 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Partners II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 23,026,031
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 23,026,031

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,026,031
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 24785L105	13G	Page 4 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Affiliated Investors II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 400,013
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 400,013

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 24785L105	13G	Page 5 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allegheny New Mountain Partners, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,775,297
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,775,297

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 24785L105	13G	Page 6 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 25,201,341*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 25,201,341*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,341*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.6%
12	TYPE OF REPORTING PERSON* OO

*	These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,026,031 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 400,013 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,775,297 shares of common stock of the issuer.

CUSIP No. 24785L105	13G	Page 7 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven B. Klinsky (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 25,201,341*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 25,201,341*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,201,341*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.6%
12	TYPE OF REPORTING PERSON* IN

*	These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 23,026,031 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 400,013 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 1,775,297 shares of common stock of the issuer.

CUSIP No. 24785L105	13G	Page 8 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth E. deLaski (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,829,821*
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,829,821*
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,821*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON* IN

*	The number of shares reported herein includes 112,325 shares held in The Daphne Jean deLaski Irrevocable Trust, 112,325 shares held in The Dana Nancy deLaski Irrevocable Trust, and 731,023 shares held in the Tena Renken deLaski Revocable Trust (collectively, the “Trusts”). The Reporting Person is the sole trustee of each of the Trusts.

CUSIP No. 24785L105	13G	Page 9 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald deLaski (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,094,411*
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,094,411*
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,411*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON* IN

*	These securities are held in the Donald deLaski 2007 Grantor Retained Annuity Trust, of which the Reporting Person is the sole trustee.

CUSIP No. 24785L105	13G	Page 10 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald deLaski 2007 Grantor Retained Annuity Trust (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,094,411
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,094,411
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 11 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David deLaski (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 142,354
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 142, 354
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142, 354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 12 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathleen deLaski (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 51,000
6 SHARED VOTING POWER 81,760*
7 SOLE DISPOSITIVE POWER 51,000
8 SHARED DISPOSITIVE POWER 81,760*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,760
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* IN

*	These securities are held by the Reporting Person and Edward Grubb (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24785L105	13G	Page 13 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward Grubb (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 81,760*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 81,760*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,760*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IN

*	These securities are held by the Reporting Person and Kathleen deLaski (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24785L105	13G	Page 14 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tena Renken deLaski Revocable Trust (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 731,023
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 731,023
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 15 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Onae Trust (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 509,876
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 509,876
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,876
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 16 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alvaro Pascotto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 509,876*
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 509,876*
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,876*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON* IN

*	These securities are held in The Onae Trust, of which the Reporting Person is the trustee.

CUSIP No. 24785L105	13G	Page 17 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daphne Jean deLaski Irrevocable Trust (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 112,325
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 112,325
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,325
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 18 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dana Nancy deLaski Irrevocable Trust (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 112,325
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 112,325
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,325
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 19 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric J. Brehm (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 123,287
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 123,287
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 20 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nanci E. Caldwell (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 54,997
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 54,997
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,997
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 21 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William D. Clark (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 54,001
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 54,001
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 22 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph M. Kampf (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 51,433
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 51,433
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 23 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Holly C. Kortright (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,345
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 9,345
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 24 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Lowenstein (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,931
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,931
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 25 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard P. Lowrey (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 103,020
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 103,020
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,020
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 26 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert A. Notini (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 48,992
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 48,992
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,992
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 27 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carolyn J. Parent (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,114
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,114
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,114
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 28 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin T. Parker (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 428,760*
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 428,760*
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,760*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON* IN

*	The number of shares reported includes 78,947 shares held in the Kevin T. Parker Family Trust (2007), of which the Reporting Person’s spouse is the trustee and a beneficiary.

CUSIP No. 24785L105	13G	Page 29 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin T. Parker Family Trust (2007) (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 78,947
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 78,947
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,947
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 24785L105	13G	Page 30 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Janet R. Perna (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 22,104
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 22,104
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,104
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 31 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James C. Reagan (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 181,119
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 181,119
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,119
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 32 of 41

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David R. Schwiesow (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 21,963
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 21,963
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 24785L105	13G	Page 33 of 41

(1)	New Mountain Investments II, L.L.C. is the general partner of, and New Mountain Capital, L.L.C. is the manager of, each of New Mountain Partners II, L.P., New Mountain Affiliated Investments, L.P., and Allegheny New Mountain Partners, L.P. (collectively, the “New Mountain Funds”). Steven B. Klinsky is the managing member of New Mountain Investments II, L.L.C. and the chief executive officer of New Mountain Capital, L.L.C. Each of the New Mountain Funds is a party to an investor rights agreement and a shareholders’ agreement, each dated as of April 22, 2005. The investor rights agreement contains a voting agreement that provides, among other things and subject to certain conditions, that (i) New Mountain Partners II, L.P. is entitled to elect up to a majority of the members of the board of directors of the issuer, depending upon the percentage of outstanding common stock and Class A common stock of the issuer held by the New Mountain Funds (subject to the right of Allegheny New Mountain Partners, L.P. to designate one director in lieu of a director designated by New Mountain Partners II, L.P.); and (ii) the deLaski Shareholders (as described below) are entitled to designate up to two members of the board of directors of the issuer, depending on the percentage of outstanding common stock of the issuer held by the deLaski Shareholders. The agreement provides that the New Mountain Funds and the deLaski Shareholders shall each vote all of their voting shares to effectuate the election of such directors. The deLaski Shareholders consist of Kenneth E. deLaski, Donald deLaski, Donald deLaski 2007 Grantor Retained Annuity Trust, David deLaski, Edward Grubb and Kathleen Grubb, JTWROS, The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean deLaski Irrevocable Trust and the Tena Renken deLaski Revocable Trust. The shareholders’ agreement provides, among other things, that if the New Mountain Funds propose to sell all or any portion of their common stock then certain parties to the agreement, if requested by the New Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction. The New Mountain Funds are third-party beneficiaries with the right to enforce certain other agreements made between the issuer and other shareholders of the issuer, which contain provisions similar to those contained in the shareholders’ agreement as described above.

(2)	The Reporting Person is a party to an investor rights agreement and a shareholders’ agreement, each dated as of April 22, 2005. The investor rights agreement contains a voting agreement that provides, among other things and subject to certain conditions, that (i) New Mountain Partners II, L.P. is entitled to elect up to a majority of the members of the board of directors of the issuer, depending upon the percentage of outstanding common stock and Class A common stock of the issuer held by the New Mountain Funds (subject to the right of Allegheny New Mountain Partners, L.P. to designate one director in lieu of a director designated by New Mountain Partners II, L.P.); and (ii) the deLaski Shareholders (as described below) are entitled to designate up to two members of the board of directors of the issuer, depending on the percentage of outstanding common stock of the issuer held by the deLaski Shareholders. The agreement provides that the New Mountain Funds and the deLaski Shareholders shall each vote all of their voting shares to effectuate the election of such directors. The deLaski Shareholders consist of Kenneth E. deLaski, Donald deLaski, Donald deLaski 2007 Grantor Retained Annuity Trust, David deLaski, Edward Grubb and Kathleen Grubb, JTWROS, The Dana Nancy deLaski Irrevocable Trust, The Daphne Jean deLaski Irrevocable Trust and the Tena Renken deLaski Revocable Trust. The shareholders’ agreement provides, among other things, that if the New Mountain Funds propose to sell all or any portion of their common stock then certain parties to the agreement, if requested by the New Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction.

(3)	The Reporting Person is a party to a shareholders’ agreement that provides, among other things, that if the New Mountain Funds propose to sell all or any portion of their common stock, then certain parties to the agreement, if requested by the New Mountain Funds, agree to sell their shares in amounts proportionate to the sale by the New Mountain Funds and, if shareholder approval is required to approve such transaction, to vote all of their shares in favor of the transaction.

Item 1.	(a)	Name of Issuer

Deltek, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices

13880 Dulles Corner Lane Herndon Virginia, 20171

Item 2.	(a)	Name of Person Filing

Certain of the Reporting Persons are parties to an investor rights agreement and/or a shareholders’ agreement, as described above. As a result, the Reporting Persons may be deemed to be members of a “group” pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), which group may be deemed to beneficially own all the equity securities held by the such person for purposes of Sections 13 and 16 of the Act. This filing shall not be deemed an admission that any reporting person is, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or the beneficial owner of any securities in excess of the amount in which it has a pecuniary interest. Each Reporting Person disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. Each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

This statement on Schedule 13G is being filed by the following persons:

1. New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

2. New Mountain Partners II, L.P., C/O New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

3. New Mountain Affiliated Investors II, L.P., C/O New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

4. Allegheny New Mountain Partners, L.P., C/O New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

5. New Mountain Capital, L.L.C., C/O New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

6. Steven B. Klinsky, C/O New Mountain Investments II, L.L.C., Seventh Avenue, 49th Floor, New York, New York, 10019

7. Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

8. Donald deLaski, 605 Deerfield Pond Court, Great Falls, VA 22066

9. Donald deLaski 2007 Grantor Retained Annuity Trust, C/O Donald deLaski, 605 Deerfield Pond Court, Great Falls, VA 22066

10. David deLaski, 645 South San Rafael Avenue, Pasadena, CA 91105

11. Kathleen deLaski, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

12. Edward Grubb, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

13. Tena Renken deLaski Revocable Trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

14. Onae Trust, C/O Adtek Management LLC, 100 E. Thousand Oaks Boulevard, Suite 235

15. Alvaro Pascotto, Morrison & Foerster LLP, 555 West Fifth Street, Los Angeles, CA 90013

16. Daphne Jean deLaski Irrevocable Trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

17. Dana Nancy deLaski Irrevocable Trust, C/O Kenneth E. deLaski, 100 Interpromontory Road, Great Falls, VA 22066

18. Eric J. Brehm, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

19. Nanci E. Caldwell, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

20. William D. Clark, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

21. Joseph M. Kampf, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

22. Holly C. Kortright, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

23. Richard M. Lowenstein, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

24. Richard P. Lowrey, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

25. Albert A. Notini, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

26. Carolyn J. Parent, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

27. Kevin T. Parker, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

28. Kevin T. Parker Family Trust (2007), C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

29. Janet R. Perna, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

30. James C. Reagan, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

31. David R. Schwiesow, C/O Deltek, Inc., 13880 Dulles Corner Lane, Herndon, VA 20171

Item 2.	(b)	Address of Principal Business Office or, if none, Residence

The principal business office or residence of each of the Reporting Persons is listed above in Item 2(a).

Item 2.	(c)	Citizenship

The Citizenship of each Reporting Person is set out in Item 4 of their respective cover pages.

Item 2.	(d)	Title of Class of Securities

Common stock, par value $0.001 per share.

Item 2.	(e)	CUSIP Number

24784L105

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own approximately 34,022,629 shares of common stock of the Issuer.

(b) Percent of class:

In the aggregate, the Reporting Persons beneficially own approximately 79.0% of the outstanding shares of common stock of the Issuer, based upon 43,046,523 shares of common stock outstanding as of December 31, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages

(iv) Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

NEW MOUNTAIN INVESTMENTS II, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

NEW MOUNTAIN PARTNERS II, L.P.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member of the GP of New Mountain Partners II, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member of the GP of New Mountain Affiliated Investors II, L.P.

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member of the GP of Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Chief Executive Officer

/s/ Steven B. Klinsky
STEVEN B. KLINSKY

KENNETH E. DELASKI

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

DONALD DELASKI

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

DONALD DELASKI 2007 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

DAVID DELASKI

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

KATHLEEN DELASKI

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

EDWARD GRUBB

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

TENA RENKEN DELASKI REVOCABLE TRUST

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

THE ONAE TRUST

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

ALVARO PASCOTTO

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

THE DAPHNE JEAN DELASKI IRREVOCABLE TRUST

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

THE DANA NANCY DELASKI IRREVOCABLE TRUST

By:	/s/ Robert E. Gregg
Name:	Robert E. Gregg
Title:	Attorney-in-Fact (1)

ERIC J. BREHM

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

NANCI E. CALDWELL

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

WILLIAM D. CLARK

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

JOSEPH M. KAMPF

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

HOLLY C. KORTRIGHT

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

RICHARD M. LOWENSTEIN

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

RICHARD P. LOWREY

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

ALBERT A. NOTINI

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

CAROLYN J. PARENT

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

KEVIN T. PARKER

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

KEVIN T. PARKER FAMILY TRUST (2007)

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

JANET R. PERNA

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

JAMES C. REAGAN

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

DAVID R. SCHWIESOW

By:	/s/ Salman Ahmad
Name:	Salman Ahmad
Title:	Attorney-in-Fact (2)

(1)	A Power of Attorney authorizing Robert E. Gregg to act on behalf of the Reporting Person has previously been filed with the Commission.
(2)	A Power of Attorney authorizing Salman Ahmad to act on behalf of the Reporting Person has previously been filed with the Commission.

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement